EXHIBIT 99.1

Shopify Announces First-Quarter 2016 Financial Results

Revenue Grows 95%Year on Year

Gross Merchandise Volume (GMV) Grows 102% Year on Year

Number of Merchants Surpasses 275,000

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – May 4, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SH), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the quarter ended March 31, 2016.

"The era of mobile commerce has officially arrived: mobile orders from Shopify merchants surpassed those of desktops in February, and have continued to climb since," said Tobi Lütke, founder and CEO of Shopify. "Mobile is bringing commerce to places it's never been before, it is making it more social, and we are pushing that forward in a big way. With our recent integration with Facebook's new Messenger platform and our acquisition of a leader in mobile messaging for commerce, Kit CRM, we're making it easier for our merchants to thrive in this new era."

"Our first quarter delivered a great start to the year," stated Russ Jones, Shopify's CFO. "The strong merchant adds in the quarter, together with GMV once again doubling year on year, highlight the value we bring to merchants of all sizes. Our unique combination of strengths is clearly meeting a pressing need in commerce right now."

First-Quarter Financial Highlights

•
Total revenue was $72.7 million, a 95% increase from the first quarter of 2015. Within this, Subscription Solutions revenue grew 73% to $38.7 million, primarily driven by an increase in the number of merchants using our platform; and Merchant Solutions revenue grew 127% to $34.0 million, driven primarily by an increase in revenue from Shopify Payments.

•	Monthly Recurring Revenue[1] ("MRR") as of March 31, 2016 was $12.8 million, up 73% compared with $7.4 million on March 31, 2015.

•	Gross Merchandise Volume[2] ("GMV") for the first quarter was $2.7 billion, a 102% increase over the first quarter of 2015.

•	Gross profit grew 82% to $39.3 million for the first quarter of 2016, versus $21.6 million for the first quarter of 2015.

•	Operating loss for the first quarter of 2016 was $9.7 million, compared with an operating loss of $3.5 million for the first quarter of 2015.

•	Adjusted operating loss[3] was $5.9 million, compared with $1.5 million for the first quarter of 2015.

•	Net loss was $8.9 million or $0.11 per share, compared with $4.5 million, or $0.12 per share, for the first quarter of 2015.

•	Adjusted net loss[3] for the first quarter of 2016 was $5.1 million, or $0.06 per share, compared with an adjusted net loss of $2.5 million, or $0.06 per share, for the first quarter of 2015.

•	At March 31, 2016, Shopify had $189.5 million in cash, cash equivalents and marketable securities, compared with $190.2 million on December 31, 2015.

First-Quarter Business Highlights

•
Orders on mobile surpassed those on desktop for the first time ever in the first quarter of 2016, as just over 51% of orders exiting the quarter came from mobile devices. The share of traffic from mobile devices in the quarter was even higher, at 62%.

•
Shopify's partner ecosystem, a critical component to Shopify's success, was well represented at Shopify's first-ever partner conference, Unite, in San Francisco. More than 650 partners participated in Unite, where we unveiled a number of platform enhancements, including the Sales Channel SDK, which enables partners to use Shopify's APIs to build out new channels for Shopify merchants. Houzz, Wanelo and Ebates have already built channels through which Shopify merchants can list and sell.

Since the close of the first quarter, Shopify made several key announcements:

•
Shopify acquired Kit CRM to strengthen our capabilities in messaging and conversational commerce. Kit's virtual marketing assistant uniquely interfaces with business owners via messaging to help manage marketing, reporting and other back-office tasks. A top-rated app in the Shopify app store, Kit helps merchants grow their business by placing targeted ads, posting updates to merchants' Facebook Pages, and making recommendations based on shop or business activity.

•
Shopify was the first commerce platform to integrate with Facebook's new Messenger Platform, making it easier for merchants to engage in conversational commerce with their customers. The integration allows merchants to provide live customer support, automatically send order confirmations, shipping updates, and push notifications all within Facebook Messenger. Shopify is also developing commerce Bots for Messenger to allow merchants to have more interactive and engaging conversations with customers who opt in for these capabilities.

•
Shopify announced Shopify Capital, offering merchant cash advances to select merchants, which provide them timely access to funds to respond quickly to capital needs for their business. During the pilot program, merchants used cash advances to buy equipment and inventory, launch new products, hire more employees, and add new channels and products.

•
Shopify expanded same-day shipping options with its integration with Postmates. Live in over 200 cities across the United States and serviced by over 25,000 couriers, merchants and customers can track purchases from checkout to delivery.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify's control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify's outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify regarding 2016 financial outlook. All numbers provided in this section are approximate.

For the full year 2016, Shopify currently expects:

•	Revenues in the range of $337 million to $347 million

•	GAAP operating loss in the range of $41 million to $47 million

•	Adjusted operating loss[3] in the range of $16 million to $22 million, which excludes stock-based compensation expenses and related payroll taxes of $25 million

For the second quarter of 2016, Shopify currently expects:

•	Revenues in the range of $79 million to $81 million

•	GAAP operating loss in the range of $12 million to $13 million

•	Adjusted operating loss[3] in the range of $6 million to $7 million,which excludes stock-based compensation expenses and related payroll taxes of $6 million

Quarterly Conference Call

Shopify's management team will hold a conference call to discuss its first-quarter results today, May 4, 2016, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify's website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify's First Quarter Interim Unaudited Consolidated Financial Statements and Notes and its First Quarter Management's Discussion and Analysis are available on Shopify's website at Shopify.com, and will be filed on SEDAR at www.Sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick-and-mortar locations and pop-up shops.The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 275,000 businesses in approximately 150 countries and is trusted by big brands including Tesla Motors, Budweiser, Red Bull, the LA Lakers, the New York Stock Exchange, GoldieBlox, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes as well as sales and use tax.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.Non-GAAP financial measures are not recognized measures for financial statement presentation under US GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify's financial outlook and future financial performance. Words such as "expects", "anticipates", and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify's current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify's control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii)our history of losses; (iv)our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify's filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify's expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com

SOURCE: Shopify

1.
Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.

2.
Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

3.	Please refer to "Non-GAAP Financial Measures" in this press release.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2016	March 31, 2015
	$	$
Revenues
Subscription solutions	$38,706	$22,352
Merchant solutions	34,016	14,996
	72,722	37,348
Cost of revenues
Subscription solutions	8,232	5,033
Merchant solutions	25,219	10,749
	33,451	15,782
Gross profit	39,271	21,566
Operating expenses
Sales and marketing	28,008	13,540
Research and development	13,670	7,313
General and administrative	7,305	4,189
Total operating expenses	48,983	25,042
Loss from operations	(9,712)	(3,476)

Other income (expense)	783	(1,054)
Net loss	(8,929)	(4,530)
Other comprehensive income, net of tax	221	—
Comprehensive loss	(8,708)	(4,530)
Basic and diluted net loss per share attributable to shareholders	(0.11)	(0.12)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	80,488,495	39,344,619

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s, except share and per share amounts, unaudited)

	As at
	March 31, 2016	December 31, 2015
	$	$
Assets
Current assets
Cash and cash equivalents	83,864	110,070
Marketable securities	105,600	80,103
Trade and other receivables	6,548	6,089
Other current assets	7,149	6,203
	203,161	202,465
Long term assets
Property and equipment	34,558	33,048
Intangible assets	5,182	5,826
Goodwill	2,373	2,373
	42,113	41,247
Total assets	245,274	243,712
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	27,070	23,689
Current portion of deferred revenue	14,522	12,726
Current portion of lease incentives	935	822
	42,527	37,237
Long term liabilities
Deferred revenue	777	661
Lease incentives	10,993	10,497
	11,770	11,158
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 63,814,554 and 56,877,089 issued and outstanding; unlimited Class B multiple voting shares authorized, 17,215,321 and 23,212,769 issued and outstanding	233,411	231,452
Additional paid-in capital	14,128	11,719
Accumulated other comprehensive income	221	—
Accumulated deficit	(56,783)	(47,854)
Total shareholders’ equity	190,977	195,317
Total liabilities and shareholders’ equity	245,274	243,712

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2016	March 31, 2015
	$	$
Cash flows from operating activities
Net loss for the period	(8,929)	(4,530)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	3,058	1,470
Stock-based compensation	3,374	1,345
Vesting of restricted shares	86	95
Unrealized foreign exchange (gain) / loss	(978)	1,191
Change in lease incentives	609	539
Change in deferred revenue	1,912	1,137
Changes in non-cash working capital items	1,523	2,719
Net cash provided by operating activities	655	3,966
Cash flows from investing activities
Purchase of marketable securities	(46,439)	—
Maturity of marketable securities	20,700	4,696
Acquisitions of property and equipment	(2,715)	(2,524)
Acquisitions of intangible assets	(330)	(1,020)
Net cash (used in) provided by investing activities	(28,784)	1,152
Cash flows from financing activities
Proceeds from the exercise of stock options	844	55
Net cash provided by financing activities	844	55
Effect of foreign exchange on cash and cash equivalents	1,079	(978)
Net increase (decrease) in cash and cash equivalents	(26,206)	4,195
Cash and cash equivalents – Beginning of Period	110,070	41,953
Cash and cash equivalents – End of Period	83,864	46,148

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2016	March 31, 2015
	$	$
GAAP Gross profit	39,271	21,566
% of Revenue	54%	58%
add: stock-based compensation	105	59
add: payroll taxes related to stock-based compensation	10	—
Non-GAAP Gross profit	39,386	21,625
% of Revenue	54%	58%

GAAP Sales and marketing	28,008	13,540
% of Revenue	39%	36%
less: stock-based compensation	564	174
less: payroll taxes related to stock-based compensation	41	—
Non-GAAP Sales and marketing	27,403	13,366
% of Revenue	38%	36%

GAAP Research and development	13,670	7,313
% of Revenue	19%	20%
less: stock-based compensation	2,030	779
less: payroll taxes related to stock-based compensation	261	—
Non-GAAP Research and development	11,379	6,534
% of Revenue	16%	17%

GAAP General and administrative	7,305	4,189
% of Revenue	10%	11%
less: stock-based compensation	761	428
less: payroll taxes related to stock-based compensation	20	—
less: sales and use tax	—	566
Non-GAAP General and administrative	6,524	3,195
% of Revenue	9%	9%

GAAP Operating expenses	48,983	25,042
% of Revenue	67%	67%
less: stock-based compensation	3,355	1,381
less: payroll taxes related to stock-based compensation	322	—
less: sales and use tax	—	566
Non-GAAP Operating Expenses	45,306	23,095
% of Revenue	62%	62%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2016	March 31, 2015
	$	$
GAAP Operating loss	(9,712)	(3,476)
% of Revenue	(13)%	(9)%
add: stock-based compensation	3,460	1,440
add: payroll taxes related to stock-based compensation	332	—
add: sales and use tax	—	566
Non-GAAP Operating loss	(5,920)	(1,470)
% of Revenue	(8)%	(4)%

GAAP Net loss	(8,929)	(4,530)
% of Revenue	(12)%	(12)%
add: stock-based compensation	3,460	1,440
add: payroll taxes related to stock-based compensation	332	—
add: sales and use tax	—	566
Non-GAAP Net loss and comprehensive loss	(5,137)	(2,524)
% of Revenue	(7)%	(7)%

GAAP net loss per share attributable to shareholders	(0.11)	(0.12)
add: stock-based compensation	0.04	0.04
add: payroll taxes related to stock-based compensation	—	—
add: sales and use tax	—	0.01
Non-GAAP net loss per share attributable to shareholders(1)	(0.06)	(0.06)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	80,488,495	39,344,619

(1) Totals may not foot due to rounding differences.